Exhibit 99.1     Rule 2.6 announcement — Cadbury response to Kraft Foods Inc — 11 November 2009
If you are in any doubt regarding the contents of this document, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or, if you are outside the United Kingdom, an appropriately authorised independent financial adviser.
If you have sold or otherwise transferred all your shares in Cadbury plc, please send this letter at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, this document should not be forwarded or transmitted in or into Japan or any other jurisdiction where to do so would constitute a violation of the securities laws of such jurisdiction.

Cadbury plc
Cadbury House
Sanderson Road
Uxbridge
Middlesex UB8 1DH
United Kingdom
t +44 (0)1895 615 000
f +44 (0)1895 615 001
w www.cadbury.com
11 November, 2009
Dear Shareholder
Cadbury response to Kraft Foods Inc. (“Kraft Foods”)
Cadbury plc (“Cadbury” or the “Group”) announced on Monday, 9 November, 2009 that it had received an unsolicited offer from Kraft Foods regarding a share and cash offer for the Group (the “Offer”). The Offer was for 300 pence and 0.2589 new Kraft Foods shares per Cadbury ordinary share. This implies a value for each Cadbury ordinary share of 717 pence (based on the closing price of USD26.78 for a Kraft Foods share on Friday, 6 November, 2009 and an exchange rate of 1.6609USD/GBP). On Monday, 9 November, 2009 we released an announcement in which your Board rejected the Offer as fundamentally undervaluing your Company and its prospects.
The Offer’s cash price per share and exchange ratio are unchanged from Kraft Food’s announcement of 7 September, 2009. However, due to the fall in the Kraft share price since then, the implied value for each Cadbury share is around 4% lower. Therefore, the Offer is worse than the proposal that the Board has previously rejected as fundamentally undervaluing Cadbury and its prospects.
Accordingly, the Board recommends that shareholders reject the Offer and in due course will be communicating with shareholders to set out in more detail why it believes that the Offer falls well short of reflecting the value of Cadbury.
In the announcement, I said: “The repetition of a proposal which is now of less value and lower than the current Cadbury share price does not make it any more attractive. As a result, the Board has emphatically rejected this derisory offer and has strengthened its resolve to ensure the true value of Cadbury is fully understood by all.

Cadbury is an exceptional standalone business. It has strong iconic brands, a sharp category focus and an enviable geographic scope. Our successful financial delivery and strong business model reinforce the Board’s belief in both the strategy and prospects of Cadbury as an independent company.
Kraft’s offer does not come remotely close to reflecting the true value of our company, and involves the unattractive prospect of the absorption of Cadbury into a low growth conglomerate business model.
I am confident Cadbury will deliver significant value — which should accrue wholly to our shareholders.”
The announcement made by Kraft Foods on Monday, 9 November, 2009 can be seen at www.cadburyinvestors.com. We will keep you informed of developments as appropriate.
In the meantime, individual shareholders who have any questions regarding this communication should contact the Cadbury Shareholder Helpline on one of the following telephone numbers:
UK and European investors (toll free) on 00 800 5464 5464
US retail investors (toll free) on 1(800) 859 8508
Worldwide investors on +1(718) 439 2246

Yours sincerely
Roger Carr
Chairman

Registered in England and Wales, no. 6497379. Registered address: Cadbury House, Sanderson Road, Uxbridge, Middlesex UB8 1DH
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Kraft Foods Inc. or of Cadbury plc, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction.
This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Kraft Foods Inc. or of Cadbury plc, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Kraft Foods Inc. or of Cadbury plc by Kraft Foods Inc. or by Cadbury plc, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at

www.thetakeoverpanel.org.uk. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.
Further Information
Please note that, as required under Section 4 of Appendix 4 of the Takeover Code, addresses, electronic addresses and certain other information provided by Cadbury plc shareholders, persons with information rights and other relevant persons for the receipt of communications from Cadbury plc may be provided to an offeror during an offer period.
Important Note
In the United States, Cadbury plc will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of ordinary shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Cadbury plc will be available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury plc may be obtained free of charge by contacting Cadbury plc’s media or investor relations departments or on Cadbury plc’s website at www.cadbury.com. Any documents filed by Kraft Foods Inc., including any registration statement on Form S-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

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